

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Manuel C. Alves Aivado, M.D., Ph.D.
President and Chief Executive Officer
Aileron Therapeutics, Inc.
290 Pleasant Street, Unit 112
Watertown, Massachusetts 02472

> **Re: Aileron Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 29, 2021**
> **File No. 333-252587**

Dear Dr. Alves Aivado:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stuart M. Falber, Esq.